Room 4561

December 18, 2006

Mr. Christopher L. Gorgone
Executive Vice President and Chief Financial Officer
Moldflow Corporation
492 Old Connecticut Path
Suite 401
Framingham, MA 01701

      RE: Moldflow Corporation
             Form 10-K for Fiscal Year Ended June 30, 2006
             Forms 10-Q for Fiscal Quarter Ended September 30, 2006
             File No. 0-30027

Dear Mr. Gorgone:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We note that the Company determines VSOE of the fair value of undelivered services based on the prices that are charged when the same element is sold separately to customers. If your renewal rates vary from customer to customer, then tell us how you can reasonably establish VSOE. Explain to us how your determination of VSOE complies with paragraphs 10 of SOP 97-2.

2. We further note that the fair value of maintenance and support services may also be determined based on the price to be paid upon renewal of that service in accordance with the optional renewal terms offered contractually to the customer. For renewal rates stated in the contract, tell us what percentage of your customers actually renew at the stated rates. Also, tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive.

3. Please explain why the Company records the fees charged to customers for shipping and handling as a component of services revenue and the costs for shipping and handling as a component of cost of product revenue. Tell us how significant these fees and costs were for each of the years presented and tell us what impact such fees and costs had on the gross margins for each period presented.

Note 15. Stock Option and Incentive Plans, page F-20

4. We note that the Company's volatility assumptions decreased from 83.5% and 88.8% in fiscal 2005 and 2004, respectively to 38.48% - 49.16% for fiscal 2006. Please explain the reasons for the significant decrease in your volatility assumptions and describe the methods used to determine volatility in years prior to the adoption of SFAS 123R. Also, please explain how your current assumptions support the Company's statement on page 12 of your Risk Factors discussion where you state "the per share price of our common stock has experienced significant volatility since we have been a public company."

Note 17. Income Taxes, page F-25

5. Please provide an update as to the current status of your dispute with the Australian Tax Authority (ATO). Also, explain what the additional tax assessments relate to and why the Company believes such assessments are without merit. Tell us if the ATO is currently reviewing any tax returns beyond 2001 and whether there is the potential for any additional assessments. Does the Company anticipate that the monies paid to date will ultimately be returned by the ATO? If not, then tell us why you believe it is appropriate to classify such payments as "current" assets.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief